P, E, 12/31/01

1120093
333-12334

02011475

REC'D S.E.C.
JAN 23 2002
1086

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d- 16 of
The Securities Exchange Act of 1934

For December 2001

PROCESSED
FEB 08 2002
THOMSON
FINANCIAL

SEAT PAGINE GIALLE S.P.A.
(Exact name of registrant as specified in its charter)

VIA AURELIO SAFFI 18, 10138 TURIN, ITALY
(Address of principal executive offices)

Indicate by chek mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __√__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 2(b) under the Securities Exchange Act of 1934.

Yes _____ No __√__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82____________

Total pages: N. 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEAT PAGINE GIALLE S.P.A.
(Registrant)

Dated: January, 16th 2002

By: ________________

Name: Angelo Novati
Title: Vice President, Finance
Administration and Control

Turin, 11 December 2001

SEAT PAGINE GIALLE: ENRICO BONDI CHAIRMAN, PAOLO DAL PINO MANAGING DIRECTOR, GIUSEPPE PARRELLO VICE CHAIRMAN.

THE GENERAL SHAREHOLDERS' MEETING APPOINTS THE BOARD OF DIRECTORS FIVE NEW BOARD MEMBERS: GILBERTO BENETTON, GIANNI MION, GIULIA LIGRESTI, CANDIDO FOIS AND ALESSANDRO OVI. SHARE CAPITAL CONVERTED TO EURO

Dr. Enrico Bondi is the new Chairman of Seat Pagine Gialle.
He was elected by the new Board of Directors, which met at the end of the Shareholders' Meeting.
Dr. Giuseppe Parrello was named vice-chairman, while Dr. Paolo Dal Pino has been confirmed as Managing Director.

The Ordinary and Extraordinary Shareholders' Meetings and the subsequent meeting of the Board of Directors were held today in Turin.

- Ordinary Meeting – The new appointments

Since there was no longer a majority of the directors elected by the Shareholders' Meeting held this past 10 May, the Shareholders' Meeting of Seat Pagine Gialle passed a resolution that the new Board of Directors would be composed of 13 members and appointed the following directors for the next three-year period 2001/2002/2003: Paolo Ainio, Enrico Bondi, Pierpaolo Cotone, Paolo Dal Pino, Gianfranco Negri-Clementi, Giuseppe Parrello, Guido Roberto Vitale and Mario Zanone Poma, all of whom were confirmed. In addition, five new directors were appointed: Gilberto Benetton, Gianni Mion, Giulia Ligresti, Candido Fois and Alessandro Ovi.

- Extraordinary Meeting

The Shareholders' Meeting also revoked the resolution for a capital increase that had been passed for the public purchase and exchange offer on ENIRO A.B. shares and subsequently passed a resolution to convert the share capital to euro by re-denominating the par value of the ordinary and savings shares and rounding the share capital up by L50 (equivalent to about EUR 0.025) to EUR 0.03, consequently drawing the sum of EUR47,505,880.86 from available reserves.

The resulting underwritten and fully paid-up share capital will be EUR 341,183,511.30 and is split into 11,185,094,342 ordinary shares and 187,689,368 savings shares.

As a result of the conversion, the Shareholders' Meeting has also passed a resolution on the capital increases already deliberated in lire that have not been executed yet either fully or partially.

- The Board of Directors

At the end of the meeting, the Board made appointments to the executive offices and established the In-house Audit Committee composed of directors Dr. Zanone Poma (confirmed as chairman), Atty Negri Clementi, Dr. Mion and the Fee Committee, composed of directors Dr. Vitale (confirmed as chairman), Atty Cotone and Dr. Fois.

Turin, 17 December 2001

VIRGILIOTIN CUSTOMER CARE WINS "CONTACT CENTER MANAGER 2001" PRIZE FOR ITS CONTRIBUTION TO INNOVATION

The CMMC association (Customer Management Multimedia Callcenter) which has over 150 member companies and has become a reference point in the sector of Italian call centers awarded a prize to the Customer Care of VirgilioTin – the ISP consumer of the Internet Business of Seat Pagine Gialle – for its strong contribution to innovation.

The panel of judges included representatives of major consulting companies and others operating in the call center sector (Accenture, Adecco, Alcatel , Butera e Partners, Deloitte Consulting, KPMG Consulting, Oracle, Philips, PriceWaterHouse Consulting, and Siebel Systems, among others.) and recognised VirgilioTin Customer Care for the excellent service it provides its customers with access via all the Internet channels, thanks to new organisation solutions.

Recently, VirgilioTin customers have benefited from many new types of contacts with Customer Care, a structure that employs a staff of nearly 400 professionals.

The diversification and innovation in the channels enable VirgilioTin subscribers to resolve commercial, administrative or technical problems using the solutions most suited to their needs and knowledge of the Net. Besides phone calls and e-mail, the subscriber can also choose a "do-it-yourself" option - finding the solution to a problem in the Help-on-line site in just three clicks. Or else he or she can be led through a chat or a co-browsing system or a Voice over IP step-by-step with operator assistance.

By calling the toll free number 800 01 87 87 – everyday from 8 am to midnight – or visiting the Help site of VirgilioTin (http://help.virgilio.it) every problem associated with the use of the Internet or the management of a subscription can be solved.

VirgilioTin (www.virgiliotin.it), established as part of the Internet Division of Seat Pagine Gialle, offers consumers and professionals advanced value-added Internet connectivity products and services. VirgilioTin works hand in hand with the Virgilio brand, creating a strong synergy for new connectivity offers, with a range of solutions designed to "accompany" those who are less experienced with the Internet as well as to respond to the needs of more demanding and sophisticated surfers.

Rome, 18 December 2001

DECLARATION OF DR. ENRICO BONDI, PRESIDENT OF SEAT PAGINE GIALLE ON THE TELEPHONE DIRECTORY

Asked to comment on the performance of SEAT PG stock, company president Enrico Bondi declared:

"I deeply regret that in a fully deregulated market anyone should continue to make insinuations about the behaviour of the Communications Authority, whose decisions are always strictly inspired by observance of the regulations in force. I believe that the manipulative attempt to have commercial interests, regardless of their source, take priority over institutional decisions should not prevail. This kinds of rumours upset the market and sends the investors' money up in smoke."

Bondi underscored that the updated database of all the subscribers to the telephone services offered by Telecom Italia is already free of charge and is available to all interested operators and publishers. This alone guarantees the existence of a highly competitive market, which itself is unique across Europe.